CUSIP No. 693417107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___________)

PLX Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693417107

(CUSIP Number)

Ellyn Roberts, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [ X ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 693417107

1.	Names of Reporting Persons

Simon J. Michael

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	___X__

3.	SEC Use Only

4.	Source of Funds (See Instructions) Amounts reported on lines 7 and 9: PF
Amounts Reported on lines 8 and 19: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 15,000
8. Shared Voting Power 4,312,870
9. Sole Dispositive Power 15,000
10. Shared Dispositive Power 4,312,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person4,327,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.7%

14.	Type of Reporting Person (See Instructions)	IN, HC

CUSIP No. 693417107

1.	Names of Reporting Persons

Balch Hill Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	___X__

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,312,870
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,312,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,312,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.7%

14.	Type of Reporting Person (See Instructions)	IA, OO

CUSIP No. 693417107

1.	Names of Reporting Persons

Balch Hill Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	___X__

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 4,312,870
9. Sole Dispositive Power 0
10. Shared Dispositive Power 4,312,870

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,312,870

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.7%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No. 693417107

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of PLX Technology, Inc. (the "Issuer").  The principal executive office of the Issuer is located at 807 W. Maude Avenue, Sunnyvale, California 94085

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Simon J. Michael,
Balch Hill Capital, LLC (“Balch Hill”),
Balch Hill Partners, L.P. (the “Partnership”),
(collectively, the "Filers").

(b)	The business address of the Filers is
2778 Green Street, San Francisco, CA 94123

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Balch Hill is an investment adviser registered with the Securities and Exchange Commission and is the general partner of, and investment adviser to, the Partnership and is the investment adviser to other accounts.  Mr. Michael is the sole manager of Balch Hill.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Michael is a United States citizen.

CUSIP No. 693417107

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Partnership	Working Capital	$21,291,380
Mr. Michael	Personal Funds	$23,456

Item 4.                      Purpose of Transaction

The Filers acquired the Stock for investment purposes.

Mr. Michael believes that management should seek a buyer for the issuer to take advantage of the tremendous market interest in the Issuer’s PCI Express switches, and particularly its Gen3 switches. These switches are becoming strategically important to customers in a number of areas, particularly storage and networking.  The combination of the emergences of PCI Express as the dominant high speed inter-connect, the strategic value of the Issuer’s dominant position in PCI Express switches, and the cost synergies a large acquirer could recognize, will enable the issuer to achieve an acquisition value substantially higher than what the Issuer could achieve as a standalone concern.

In pursuing their investment purposes, the Filers may from time to time further purchase, hold, vote, trade, dispose of the Stock.  They may also engage in option, swap or other derivative securities transactions with respect to or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in the Stock's market price, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer.  To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, the Filers' liquidity requirements and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with the Issuer's management, Board of Directors, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may affect materially, and result in, the Filers' modifying their ownership of the Stock.  The Filers do not have any current intent to propose or take any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but they may reconsider and change their plans or proposals relating to the Stock at any time.

Item 5.                      Interest in Securities of the Issuer

(a), (b), (d) Each Filer's beneficial ownership of the Stock on the date of this report is reflected on that Filer's cover page.  Balch Hill is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of the Partnership, its client.  The Partnership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock and holds more than 5% of the outstanding Stock.  Mr. Michael is the sole manager of Balch Hill.  The Filers are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group.  Each of Mr. Michael and Balch Hill disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

CUSIP No. 693417107

(c) The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Filer	Purchase or Sale	Date	Number of Shares	Price Per Share

the Partnership	Purchase	01/18/2012	4,000	$2.8719
the Partnership	Purchase	01/17/2012	3,000	$2.7863
the Partnership	Purchase	01/13/2012	33,541	$2.7784
the Partnership	Purchase	01/12/2012	5,000	$2.8698
the Partnership	Purchase	01/11/2012	51,353	$2.9446
the Partnership	Purchase	01/10/2012	13,586	$2.9083
the Partnership	Purchase	01/09/2012	5,330	$2.9859
the Partnership	Purchase	01/06/2012	10,000	$3.0268
the Partnership	Purchase	01/04/2012	5,000	$2.8938
the Partnership	Purchase	12/27/2011	6,100	$2.8815
the Partnership	Purchase	12/23/2011	60,700	$2.8475
the Partnership	Purchase	12/22/2011	69,804	$2.8223
the Partnership	Purchase	12/21/2011	9,202	$2.7103
the Partnership	Purchase	12/20/2011	11,336	$2.7810
the Partnership	Purchase	12/19/2011	39,069	$2.7444
the Partnership	Purchase	12/15/2011	20,400	$2.7784
the Partnership	Purchase	12/14/2011	56,900	$2.6662
the Partnership	Purchase	12/13/2011	76,594	$2.7015
the Partnership	Purchase	12/12/2011	400	$2.7250

(e) Not applicable.

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Balch Hill is the general partner of the Partnership pursuant to an Agreement of Limited Partnership providing to Balch Hill the authority, among other things, to invest the Partnership’s funds in the Stock, to vote and dispose of Stock and to file this statement on behalf of the Partnership.  Pursuant to such Agreement of Limited Partnership, Balch Hill is entitled to allocations based on assets under management and realized and unrealized gains.

CUSIP No. 693417107

Item 7.                      Material to Be Filed as Exhibits

Exhibit A                      Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 6, 2012

BALCH HILL CAPITAL, LLC By: Simon J. Michael, Manager	BALCH HILL PARTNERS, L.P. By: Balch Hill Capital, LLC, General Partner By: Simon J. Michael, Manager
Simon J. Michael

CUSIP No. 693417107

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G (and any amendments or supplements thereto) or any other reports required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer.  For that purpose, the undersigned hereby constitute and appoint Balch Hill Capital, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:                      February 6, 2012

BALCH HILL CAPITAL, LLC By: Simon J. Michael, Manager	BALCH HILL PARTNERS, L.P. By: Balch Hill Capital, LLC, General Partner By: Simon J. Michael, Manager
Simon J. Michael